FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

September 7, 2011

Item 3:	News Release:

News release dated & issued on September 7, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced that, effective today, Mr. Barr has elected to step down as President of PFN. Dr. William Stone, M.Sc and Ph.D, Geology, has been appointed as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer and has been appointed Chairman of the Board.

Item 5:	Full Description of Material Change:

Harry Barr and the Board of Directors (the ʺBoardʺ) of PFN announce that, effective today, Mr. Barr has elected to step down as President of PFN. Dr. William Stone, M.Sc and Ph.D, Geology, has been appointed as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer and has been appointed Chairman of the Board.

Dr. Stone has held senior positions with international and Canadian mining and mineral exploration companies based in Vancouver and Toronto and has more than twenty-five years of exploration experience, including significant experience with platinum group metals (PGMs) and nickel-copper sulphides and a wealth of technical and practical experience. He served as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, including positions with WMC Resources Ltd. at Kambalda (Western Australia), location of world-class nickel sulphide and gold mining districts. Dr. Stone was also a Senior Lecturer in Economic Geology and Geochemistry at the University of Western Australia in Perth.

Dr. Stone joins us from his most recent position as Vice-President of Exploration, Canada, for Magma Metals Ltd., where he was responsible for exploration of the recently discovered TBN PGE-Cu-Ni sulphide deposit near Thunder Bay, Ontario. Previously he served as Vice President of Exploration for North American Palladium Ltd., where he was responsible for PGE exploration at the Lac des Iles Mine near Thunder Bay and the APP Joint Venture Project in Finland, and gold exploration at the Sleeping Giant Mine near Amos, Quebec.

Mr. Barr stated "We are very pleased to have Bill Stone join us at this juncture when we are concentrating on advancing our flagship River Valley PGM Project near Sudbury, Ontario. The River Valley Project is one of North America's newest and largest primary PGM deposits and Bill's extensive experience will greatly assist us in developing the River Valley Project to its full potential. Bill will also lead the initiative to build a more significant exploration presence for PFN in Canada and elsewhere."

See the full news release dated September 7, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

September 7, 2011